UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2015

Commission File Number 000-30902

COMPUGEN LTD.
(Translation of registrant’s name into English)

72 Pinchas Rosen Street
Tel-Aviv 6951294, Israel
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Compugen Ltd.

Compugen Ltd.  (“Compugen”) disclosed today that it has achieved the third preclinical milestone pursuant to the cancer immunotherapy collaboration and license agreement (the “Agreement”) it entered on August 5, 2013 with Bayer HealthCare (“Bayer”).

The Agreement provides the framework for the research, development, and commercialization of antibody-based therapeutics for cancer immunotherapy against two novel Compugen-discovered immune checkpoint regulators. The milestone payment announced today relates to CGEN- 15001T program for which Compugen will receive a $7.8 million payment.  Upon receipt of this third payment, this program has now been transferred to Bayer’s full control for further preclinical and clinical development activities, and worldwide commercialization under milestone and royalty bearing licenses from Compugen.

Under the terms of the Agreement, Bayer and Compugen are continuing the on-going collaboration and are jointly pursuing a preclinical research program for the second candidate, CGEN-15022.

Under the terms of the Agreement, Compugen has received an upfront payment of $10 million and an additional $15 million of joint preclinical milestone payments for CGEN- 15001T.  Compugen is eligible to receive additional $15 million of potential milestone payments associated with joint preclinical research for CGEN-15022 and over $500 million in potential milestone payments for both checkpoint programs.  Compugen is also eligible to receive mid to high single digit royalties on global net sales from any resulting products under the collaboration.

The information contained in this Report is hereby incorporated by reference into the Company’s Registration Statements on Form F-3, File Nos. 333-185910 and 333-198368.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

COMPUGEN LTD.

Date: December 11, 2015	By:	/s/ Donna Gershowitz
Donna Gershowitz
General Counsel